Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

The Board of Directors
Platinum Underwriters Holdings, Ltd.:

We consent to the use of our report, dated March 16, 2005, with respect to the combined statements of underwriting results and identifiable underwriting cash flows of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) for the period from January 1, 2002 through November 1, 2002, which report appears in the December 31, 2004, annual report on Form 10-K of Platinum Underwriters Holdings, Ltd. and subsidiaries, which are included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph that states that the combined statements are not intended to be a complete presentation of Predecessor’s or The St. Paul Companies, Inc.’s results of operations or cash flows.

Minneapolis, Minnesota
July 26, 2005